SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

July 20, 2020

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following report:

“Philips’ Second Quarter Results 2020”, dated July 20, 2020.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 20th day of July 2020.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Quarterly report

Q2 2020

Philips delivers Q2 sales of EUR 4.4 billion, with 6% comparable sales decrease; income from continuing operations of EUR 213 million, Adjusted EBITA margin of 9.5% and operating cash flow of EUR 558 million

Amsterdam, July 20, 2020

Second-quarter highlights

  Sales amounted to EUR 4.4 billion, with a 6% comparable sales decrease
  Comparable order intake increased 27%
  Income from continuing operations was EUR 213 million, compared to EUR 260 million in Q2 2019
  Adjusted EBITA margin was 9.5% of sales, compared to 11.8% of sales in Q2 2019
  Income from operations amounted to EUR 229 million, compared to EUR 350 million in Q2 2019
  EPS from continuing operations (diluted) amounted to EUR 0.23; Adjusted EPS amounted to EUR 0.35, compared to EUR 0.42 in Q2 2019
  Operating cash flow improved to EUR 558 million, compared to EUR 390 million in Q2 2019
  Free cash flow increased to EUR 311 million, compared to EUR 174 million in Q2 2019

Frans van Houten, CEO

“As the global societal and economic impact of the COVID-19 outbreak intensified in the second quarter of 2020, we continued to focus on our triple duty of care: meeting critical customer needs, safeguarding the health and safety of our employees, and ensuring business continuity. In close collaboration with our suppliers and partners, we have steeply ramped up the production volumes of acute care products and solutions to help diagnose, treat, monitor and manage COVID-19 patients. Our field service engineers have been supporting healthcare providers around the world throughout these testing times. Under the circumstances, I am pleased at the way we have performed and I am grateful and proud of how all our employees have stepped up.

In the quarter, Philips' sales declined 6% on a comparable basis and we delivered an Adjusted EBITA margin of 9.5%. Comparable order intake grew a further 27% on the back of double-digit growth in the previous quarter, driven by CT imaging systems, hospital ventilators and patient monitors. As anticipated, COVID-19 caused a steep decrease in consumer demand and postponement of installations in hospitals, as well as elective procedures, resulting in a 19% comparable sales decrease for our Personal Health businesses and a 9% decline for our Diagnosis & Treatment businesses. This was partly offset by a strong 14% comparable sales growth for our Connected Care businesses.

We expect to return to growth and improved profitability for the Group in the second half of the year, assuming we can convert our existing order book for the Diagnosis & Treatment and Connected Care businesses, elective procedures normalize, and consumer demand gradually improves. Consequently, for the full year 2020 we continue to aim for a modest comparable sales growth and Adjusted EBITA margin improvement.

Looking ahead, our mission is more relevant than ever. Our strategy to transform the delivery of care along the health continuum, leveraging informatics and remote care capabilities, along with our innovative systems and services, has been validated during this crisis. I am convinced that Philips is well positioned to serve the current and future needs of hospitals and health systems.”

Business segment performance

The Diagnosis & Treatment businesses recorded a 9% comparable sales decline due to the postponement of installations and elective procedures. Although Diagnostic Imaging sales were in line with Q2 2019, Ultrasound showed a mid-single-digit decrease, and Image-Guided Therapy a double-digit decline. Comparable order intake showed a double-digit decrease. The Adjusted EBITA margin decreased to 8.6%, mainly due to the sales decline.

Comparable sales in the Connected Care businesses increased 14%, with double-digit growth in Sleep & Respiratory Care and mid-single-digit growth in Monitoring & Analytics. Comparable order intake more than doubled, driven by strong demand for patient monitors and hospital ventilators. The Adjusted EBITA margin increased to 17.8%, as additional investments to ramp up production were more than offset by operating leverage.

The Personal Health businesses recorded a comparable sales decline of 19%, with all businesses declining due to significantly decreased consumer demand. The Adjusted EBITA margin declined to 5.6%, due to the sales decline, partly offset by cost savings.

Philips’ ongoing focus on innovation and partnerships resulted in the following key developments in the quarter:

  Highlighting its strength in strategic partnerships to enhance patient care and improve care provider productivity, Philips signed 14 new agreements in the quarter. For example, Philips and the US Department of Veterans Affairs entered a 10-year agreement to expand their tele-critical care program, creating the world’s largest system to provide veterans with remote access to intensive care expertise, regardless of their location. In the Netherlands, Philips and Flevo Hospital signed a 10-year strategic partnership agreement to support precision diagnosis and optimize workflows and patient pathways, while driving efficiencies and cost optimization.
  In collaboration with its partners and suppliers, Philips tripled the production of its hospital ventilators in the quarter and is on track to achieve the planned four-fold increase to 4,000 units per week in July 2020, supporting the treatment of COVID-19 patients in the most affected regions around the world.
  Philips launched several new monitoring solutions for the Intensive Care Unit (ICU), the general ward and the home that feature remote monitoring capabilities and advanced analytics. These include Philips’ IntelliVue Patient Monitors MX750/MX850 for the ICU, Philips’ Biosensor BX100 for early patient deterioration detection in the general ward, and in collaboration with BioIntelliSense, the BioSticker medical device to help monitor at-risk patients from the hospital to the home.
  University of Kentucky HealthCare teamed up with Philips to implement the company’s tele-ICU technology to enhance patient care and improve utilization and patient flows across 160 ICU beds at the academic medical center’s two hospitals. Leveraging Philips’ acute telehealth platform, eCareManager, UK HealthCare is implementing the state’s first centralized virtual care model to help nurses detect risk of patient deterioration, so they can intervene earlier and help improve care outcomes.
  Philips received an industry-first 510(k) clearance from the FDA to market a wide range of its ultrasound solutions – including CX50 and Lumify – for the management of COVID-19-related lung and cardiac complications. Portable ultrasound solutions in particular have become valuable tools for clinicians treating COVID-19 patients, due to their imaging capabilities, portability and ease of disinfection.
  Supporting the increased demand for flexible ICU capacity, Philips introduced its new mobile ICUs in India. The ICUs can be furnished with a range of medical equipment, including ventilators, defibrillators, and patient monitoring. In the Philippines, Philips introduced a modular diagnostic imaging cabin with a CT or diagnostic X-ray system for rapid deployment.
  Complementing Philips Sonicare’s existing teledentistry services for patients, Philips and dental technology company Toothpic announced a new teledentistry platform for dental professionals. The multi-service platform provides a tool to build direct patient engagement, acquisition and retention while improving office efficiency, in-chair time and remote care.

Cost savings

In the second quarter, procurement savings amounted to EUR 57 million. Overhead and other productivity programs delivered savings of EUR 51 million. As a result, Philips is on track to deliver over EUR 400 million productivity savings for 2020 and EUR 1.8 billion productivity savings for the Group for the 2017-2020 period.

Executive Committee update

On July 16, Philips announced the appointment of Deeptha Khanna as the Chief Business Leader of the Personal Health businesses, effective July 20, 2020, and the appointment of Edwin Paalvast as Chief of International Markets, effective August 1, 2020. Ms. Khanna and Mr. Paalvast will become members of Philips’ Executive Committee, reporting to Philips CEO Frans van Houten.

Ms. Khanna joins Philips from Johnson & Johnson to lead its Personal Health businesses, which were temporarily led by Frans van Houten. Mr. Paalvast joins Philips from Cisco Systems, and will succeed current Chief of International Markets Henk de Jong, who has been appointed as CEO of Philips’ EUR 2.3 billion Domestic Appliances business, effective August 1, 2020. As announced in January 2020, the Domestic Appliances business is being separated from Philips, a process that is expected to be completed in the third quarter of 2021. Mr. de Jong will continue to report to Frans van Houten and remain a member of the Executive Committee.

Capital allocation

Share buyback program

At the end of the first quarter of 2020, Philips had completed 50.3% of its EUR 1.5 billion share buyback program for capital reduction purposes that was announced on January 29, 2019. In line with the company’s announcement on March 23, 2020, Philips has executed the second half of the program through individual forward transactions with settlement dates extending into the second half of 2021. Further details can be found here.

Share cancellation

In June 2020, Philips completed the cancellation of 3,809,675 shares that were acquired as part of the share buyback program mentioned above.

Dividend

In July 2020, Philips issued a total number of 18,080,198 new common shares for settlement of the 2019 dividend. After deduction of treasury shares, this results in a total number of outstanding shares of 909,395,209, compared to 909,194,188 shares in 2019 following the settlement of the 2018 dividend.

Regulatory update

Philips’ Emergency Care and Resuscitation (ECR) business resumed manufacturing and shipping of external defibrillators for the US, following notification from the FDA that the injunction prohibiting those activities has been lifted. Philips continues to comply with the terms of the Consent Decree, which remains in effect, and includes ongoing regulatory compliance monitoring and facility inspections of the ECR business and of Philips’ other patient care businesses by the FDA. In connection with the ECR portfolio, Philips received FDA pre-market approval (PMA) for the HeartStart FR31) and HeartStart FRx2) automated external defibrillators (AEDs), and their supporting accessories, including batteries and pads.

In connection with the COVID-19 pandemic, Philips is working with the FDA’s Emergency Response and Product Evaluation teams to provide them with relevant information, such as Philips’ production ramp-up and availability of acute care products and solutions to combat COVID-19. Philips has obtained authorizations through the FDA’s Emergency Use Authorization (EUA) process for the expanded use of several of its devices during the COVID-19 public health emergency, including for the Philips IntelliVue Patient Monitors MX750/MX850 and its IntelliVue Active Displays AD75/AD85. Moreover, Philips has received FDA 510(k) clearances to market its Biosensor BX100 for early patient deterioration detection in the general ward, and to market a wide range of its ultrasound solutions for the management of COVID-19-related lung and cardiac complications.

Conference call and audio webcast

Frans van Houten, CEO, and Abhijit Bhattacharya, CFO, will host a conference call for investors and analysts at 10:00 am CET today to discuss the results. A live audio webcast of the conference call will be available on the Philips Investor Relations website and can be accessed here.

1) Model 861388 and Model 861389
2) Model 861304

Philips performance

Key data

in millions of EUR unless otherwise stated

	Q2 2019	Q2 2020
Sales	4,671	4,395
Nominal sales growth	9%	(6)%
Comparable sales growth1)	6%	(6)%
Comparable order intake1)2)	11%	27%
Income from operations	350	229
as a % of sales	7.5%	5.2%
Financial income and expenses, net	(19)	20
Investments in associates, net of income taxes	3	-
Income tax	(74)	(36)
Income from continuing operations	260	213
Discontinued operations, net of income taxes	(13)	(3)
Net income	246	210
Income from continuing operations attributable to shareholders3) per common share (in EUR) - diluted	0.27	0.23
Adjusted income from continuing operations attributable to shareholders3) per common share (in EUR) - diluted1)	0.42	0.35
Net income attributable to shareholders3) per common share (in EUR) - diluted	0.26	0.23
EBITA1)	440	388
as a % of sales	9.4%	8.8%
Adjusted EBITA1)	549	418
as a % of sales	11.8%	9.5%
Adjusted EBITDA1)	776	670
as a % of sales	16.6%	15.2%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
2) The comparative figures have been restated for the realigned Order Intake Policy. Refer to the Forward-looking statements and other important information.
3) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2019.
  COVID-19 significantly affected our results in Q2 2020. Comparable sales declined by 6%. It is estimated that COVID-19 had a negative impact of around 10 percentage points. Comparable sales for the Connected Care businesses showed double-digit growth, which was more than offset by a high-single-digit decline in the Diagnosis & Treatment businesses and a double-digit decline in the Personal Health businesses.
  Comparable order intake showed 27% growth, as the Connected Care businesses more than doubled their order intake, partly offset by a double-digit decline in the Diagnosis & Treatment businesses.
  Adjusted EBITA decreased by EUR 131 million and the margin decreased by 230 basis points compared to Q2 2019. COVID-19 negatively impacted the Adjusted EBITA margin by around 3 percentage points.
  COVID-19 impacts represent management estimates including incremental direct costs, direct cost savings, lost gross margin, lower factory coverage and various cost mitigation efforts; none of these were treated as adjusting items in determining Adjusted EBITA.
  Amortization of acquired intangibles includes an impairment of EUR 92 million related to technology assets.
  Restructuring, acquisition-related and other charges amounted to EUR 30 million, compared to EUR 110 million in Q2 2019. Q2 2020 includes a EUR 101 million gain related to the release of a contingent consideration liability, non-recurring inventory valuation charges of EUR 26 million resulting from a change in methodology enabled by the implementation of the integrated IT landscape, and separation costs of EUR 9 million related to the Domestic Appliances business.
  Financial income and expenses resulted in an income of EUR 20 million, compared to an expense of EUR 19 million in Q2 2019. Q2 2020 includes higher gains related to value adjustments of financial assets. This mainly represents the increase in value of one of our minority participations following the initial public offering of an underlying investment.
  Income taxes decreased by EUR 38 million, mainly driven by lower income and higher non-taxable results from participations.
  Net income decreased by EUR 36 million compared to Q2 2019, resulting from lower earnings, partly offset by lower tax expense and lower net financial expenses.

Sales per geographic cluster

in millions of EUR unless otherwise stated

			% change
	Q2 2019	Q2 2020	nominal	comparable1)
Western Europe	964	991	3%	1%
North America	1,742	1,604	(8)%	(10)%
Other mature geographies	456	439	(4)%	(6)%
Total mature geographies	3,162	3,033	(4)%	(6)%
Growth geographies	1,509	1,362	(10)%	(6)%
Philips Group	4,671	4,395	(6)%	(6)%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information

Amounts may not add up due to rounding.

  Sales in growth geographies decreased by 6% on a comparable basis, with a mid-single-digit decline in China and a double-digit decline in India. Sales in mature geographies decreased by 6%, with low-single-digit growth in Western Europe, which was more than offset by a mid-single-digit decline in other mature geographies and a double-digit decline in North America.
  Comparable order intake in growth geographies showed double-digit growth, driven by double-digit growth in Russia & Central Asia and Latin America. Mature geographies recorded double-digit growth, with double-digit growth in North America and Western Europe, partly offset by a high-single-digit decline in other mature geographies.

Cash and cash equivalents balance in millions of EUR

	Q2 2019	Q2 2020
Beginning cash and cash equivalents balance	1,454	2,143
Free cash flow1)	174	311
Net cash flows from operating activities	390	558
Net capital expenditures	(215)	(247)
Other cash flows from investing activities	(64)	(101)
Treasury shares transactions	(761)	2
Changes in debt	687	(63)
Dividend paid to shareholders	(385)
Other cash flow items	(15)	(1)
Net cash flows from discontinued operations	(14)	3
Ending cash and cash equivalents balance	1,077	2,294
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Net cash flows from operating activities increased by EUR 168 million, mainly due to higher cash inflows from working capital and lower tax paid.
  Other cash flows from investing activities mainly includes transactions related to acquisitions and minority investments.
  Treasury shares transactions relates to Long-Term Incentive and employee stock purchase plans.
  Changes in debt in 2019 included the net proceeds from bonds issued.
  The 2019 dividend, adopted during the June 26, 2020 Extraordinary General Meeting of Shareholders, was distributed in July 2020 fully in shares.

Composition of net debt to group equity1)

in millions of EUR unless otherwise stated

	March 31, 2020	June 30, 2020
Long-term debt	6,358	6,705
Short-term debt	513	591
Total debt	6,871	7,296
Cash and cash equivalents	2,143	2,294
Net debt	4,728	5,002
Shareholders' equity	12,120	10,952
Non-controlling interests	27	29
Group equity	12,148	10,981
Net debt : group equity ratio1)	28:72	31:69
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  The increase in debt is mainly attributable to forward contracts in relation to Philips' share buyback program.
  The decrease in shareholders' equity mainly relates to the declared stock dividend and forward contracts.

Performance per segment

Diagnosis & Treatment businesses

Key data

in millions of EUR unless otherwise stated

	Q2 2019	Q2 2020
Sales	2,063	1,919
Sales growth
Nominal sales growth	10%	(7)%
Comparable sales growth1)	6%	(9)%
Income from operations	168	104
as a % of sales	8.1%	5.4%
EBITA1)	214	224
as a % of sales	10.4%	11.7%
Adjusted EBITA1)	254	165
as a % of sales	12.3%	8.6%
Adjusted EBITDA1)	323	234
as a % of sales	15.7%	12.2%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Comparable sales declined by 9%, due to the postponement of installations and elective procedures resulting from the COVID-19 outbreak. Diagnostic Imaging sales were in line with Q2 2019, while Ultrasound showed a mid-single-digit decrease, and Image-Guided Therapy a double-digit decline.
  Comparable sales in growth geographies showed mid-single-digit growth, driven by double-digit growth in China. Mature geographies recorded a double-digit decline, with flat sales in other mature geographies and a double-digit decline in both Western Europe and North America.
  Adjusted EBITA decreased by EUR 89 million, resulting in a margin of 8.6%, due to the decline in sales and an unfavorable mix.
  Amortization of acquired intangibles includes an impairment of EUR 92 million related to technology assets.
  Restructuring, acquisition-related and other charges to improve productivity resulted in income of EUR 59 million, compared to charges of EUR 41 million in Q2 2019. Q2 2020 includes a EUR 101 million gain related to the release of a contingent consideration liability.
  In Q3 2020, restructuring, acquisition-related and other charges are expected to total approximately EUR 45 million.

Connected Care businesses

Key data

in millions of EUR unless otherwise stated

	Q2 2019	Q2 2020
Sales	1,161	1,322
Sales growth
Nominal sales growth	11%	14%
Comparable sales growth1)	6%	14%
Income from operations	75	171
as a % of sales	6.5%	12.9%
EBITA1)	110	204
as a % of sales	9.5%	15.4%
Adjusted EBITA1)	141	235
as a % of sales	12.1%	17.8%
Adjusted EBITDA1)	186	288
as a % of sales	16.0%	21.8%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Comparable sales growth was 14%, mainly driven by COVID-19-generated demand, with double-digit growth in Sleep & Respiratory Care and mid-single-digit growth in Monitoring & Analytics.
  Comparable sales in growth geographies showed double-digit growth, driven by double-digit growth in Latin America and Middle East & Turkey. Mature geographies recorded double-digit growth, with double-digit growth in Western Europe, mid-single-digit growth in other mature geographies and low-single-digit growth in North America.
  Adjusted EBITA increased by EUR 94 million, resulting in a margin of 17.8%, as additional investments to ramp up production were more than offset by operating leverage.
  Restructuring, acquisition-related and other charges amounted to EUR 31 million, which is in line with Q2 2019. In Q3 2020, restructuring, acquisition-related and other charges are expected to total approximately EUR 30 million.

Personal Health businesses

Key data

in millions of EUR unless otherwise stated

	Q2 2019	Q2 2020
Sales	1,351	1,069
Sales growth
Nominal sales growth	5%	(21)%
Comparable sales growth1)	5%	(19)%
Income from operations	165	17
as a % of sales	12.2%	1.6%
EBITA1)	173	22
as a % of sales	12.8%	2.1%
Adjusted EBITA1)	181	60
as a % of sales	13.4%	5.6%
Adjusted EBITDA1)	216	103
as a % of sales	16.0%	9.6%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Comparable sales declined by 19% due to the COVID-19 outbreak, with a double-digit decline in Personal Care, Domestic Appliances and Oral Healthcare.
  Comparable sales in growth geographies showed a double-digit decline. Mature geographies recorded a double-digit decline, with a low-single-digit decline in Western Europe and a double-digit decline in both North America and other mature geographies.
  Adjusted EBITA decreased by EUR 121 million compared with Q2 2019, resulting in a margin of 5.6%, due to the decline in sales, partly offset by cost savings.
  Restructuring, acquisition-related and other charges amounted to EUR 39 million, compared to EUR 7 million in Q2 2019. Q2 2020 includes non-recurring inventory valuation charges of EUR 26 million resulting from a change in methodology enabled by the implementation of the integrated IT landscape. In Q3 2020, restructuring, acquisition-related and other charges are expected to total approximately EUR 5 million.

Other

Key data

in millions of EUR

	Q2 2019	Q2 2020
Sales	96	84
Income from operations	(58)	(63)
EBITA1)	(56)	(62)
Adjusted EBITA1) of:	(27)	(43)
IP Royalties	49	39
Innovation	(46)	(43)
Central costs	(24)	(31)
Other	(7)	(8)
Adjusted EBITDA1)	50	45
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Sales decreased by EUR 12 million, mainly due to lower royalty income.
  Restructuring, acquisition-related and other charges amounted to EUR 19 million, compared to EUR 29 million in Q2 2019. Q2 2020 includes EUR 9 million of separation costs related to the Domestic Appliances business. In Q3 2020, restructuring, acquisition-related and other charges are expected to total approximately EUR 45 million; this includes separation costs of approximately EUR 20 million related to the Domestic Appliances business.

Reconciliation of non-IFRS information

Certain non-IFRS financial measures are presented when discussing the Philips Group’s performance:

  Comparable sales growth
  EBITA
  Adjusted EBITA
  Adjusted income from continuing operations attributable to shareholders
  Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted (Adjusted EPS)
  Adjusted EBITDA
  Free cash flow
  Net debt : group equity ratio
  Comparable order intake

For the definitions of the non-IFRS financial measures listed above, refer to chapter 12, Reconciliation of non-IFRS information, of the Annual Report 2019 and to the Forward-looking statements and other important information.

Sales growth composition

in %

	Q2 2020				January to June
	nominal growth	consolidation changes	currency effects	comparable growth	nominal growth	consolidation changes	currency effects	comparable growth
2020 versus 2019
Diagnosis & Treatment	(7.0)%	(1.8)%	0.3%	(8.5)%	(1.0)%	(2.1)%	(0.8)%	(3.9)%
Connected Care	13.9%	0.6%	(0.5)%	13.9%	11.6%	0.6%	(1.6)%	10.6%
Personal Health	(20.9)%	0.0%	2.0%	(18.9)%	(16.6)%	0.0%	0.7%	(15.9)%
Philips Group	(5.9)%	(0.8)%	0.6%	(6.1)%	(3.0)%	(0.8)%	(0.4)%	(4.3)%

Adjusted income from continuing operations attributable to shareholders 1)

in millions of EUR unless otherwise stated

	Q2		January to June
	2019	2020	2019	2020
Net income	246	210	409	249
Discontinued operations, net of income taxes	13	3	22	7
Income from continuing operations	260	213	430	256
Continuing operations non-controlling interests	(3)	(2)	(2)	(3)
Income from continuing operations attributable to shareholders 1)	256	212	429	253
Adjustments for:
Amortization of acquired intangible assets	91	159	160	244
Restructuring and acquisition-related charges	82	(30)	153	32
Other items	28	60	7	114
Net finance expenses	3	2	7	4
Tax impact of adjusted items	(64)	(82)	(90)	(163)
Adjusted income from continuing operations attributable to shareholders 1)	395	321	664	485
Earnings per common share:
Income from continuing operations attributable to shareholders1) per common share (in EUR) - diluted	0.27	0.23	0.46	0.28
Adjusted income from continuing operations attributable to shareholders1) per common share (EUR) - diluted	0.42	0.35	0.71	0.53
1) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2019.

Reconciliation of Net income to Adjusted EBITA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q2 2020
Net income	210
Discontinued operations, net of income taxes	3
Income tax expense	36
Investments in associates, net of income taxes	-
Financial expenses	57
Financial income	(77)
Income from operations	229	104	171	17	(63)
Amortization of acquired intangible assets	159	120	33	5	1
EBITA	388	224	204	22	(62)
Restructuring and acquisition-related charges	(30)	(62)	14	13	5
Other items	60	3	17	26	14
Adjusted EBITA	418	165	235	60	(43)

January to June 2020
Net income	249
Discontinued operations, net of income taxes	7
Income tax expense	14
Investments in associates, net of income taxes	4
Financial expenses	108
Financial income	(110)
Income from operations	272	112	214	84	(139)
Amortization of acquired intangible assets	244	152	67	10	15
EBITA	516	264	281	94	(124)
Restructuring and acquisition-related charges	32	(19)	25	21	5
Other items	114	36	37	26	15
Adjusted EBITA	662	282	343	141	(104)

Q2 2019
Net income	246
Discontinued operations, net of income taxes	13
Income tax expense	74
Investments in associates, net of income taxes	(3)
Financial expenses	60
Financial income	(41)
Income from operations	350	168	75	165	(58)
Amortization of acquired intangible assets	91	45	35	8	2
EBITA	440	214	110	173	(56)
Restructuring and acquisition-related charges	82	37	15	7	22
Other items	28	4	16	-	7
Adjusted EBITA	549	254	141	181	(27)

January to June 2019
Net income	409
Discontinued operations, net of income taxes	22
Income tax expense	141
Investments in associates, net of income taxes	(5)
Financial expenses	116
Financial income	(88)
Income from operations	594	219	95	333	(53)
Amortization of acquired intangible assets	160	72	70	14	4
EBITA	754	291	165	347	(49)
Restructuring and acquisition-related charges	153	63	34	23	31
Other items	7	7	27	-	(27)
Adjusted EBITA	914	362	226	371	(45)

Reconciliation of Net income to Adjusted EBITDA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q2 2020
Net income	210
Discontinued operations, net of income taxes	3
Income tax expense	36
Investments in associates, net of income taxes	-
Financial expenses	57
Financial income	(77)
Income from operations	229	104	171	17	(63)
Depreciation, amortization and impairments of fixed assets	411	188	85	48	89
Restructuring and acquisition-related charges	(30)	(62)	14	13	5
Other items	60	3	17	26	14
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	1	1		-
Adjusted EBITDA	670	234	288	103	45

January to June 2020
Net income	249
Discontinued operations, net of income taxes	7
Income tax expense	14
Investments in associates, net of income taxes	4
Financial expenses	108
Financial income	(110)
Income from operations	272	112	214	84	(139)
Depreciation, amortization and impairments of fixed assets	779	324	165	94	196
Restructuring and acquisition-related charges	32	(19)	25	21	5
Other items	114	36	37	26	15
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(32)	(31)	-	(1)
Adjusted EBITDA	1,166	423	441	224	78

Q2 2019
Net income	246
Discontinued operations, net of income taxes	13
Income tax expense	74
Investments in associates, net of income taxes	(3)
Financial expenses	60
Financial income	(41)
Income from operations	350	168	75	165	(58)
Depreciation, amortization and impairments of fixed assets	319	115	81	44	79
Restructuring and acquisition-related charges	82	37	15	7	22
Other items	28	4	16	-	7
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(2)	(1)	(1)	-
Adjusted EBITDA	776	323	186	216	50

January to June 2019
Net income	409
Discontinued operations, net of income taxes	22
Income tax expense	141
Investments in associates, net of income taxes	(5)
Financial expenses	116
Financial income	(88)
Income from operations	594	219	95	333	(53)
Depreciation, amortization and impairments of fixed assets	601	206	160	84	152
Restructuring and acquisition-related charges	153	63	34	23	31
Other items	7	7	27	-	(27)
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(3)	(2)	(1)	-
Adjusted EBITDA	1,352	493	315	441	103

Composition of free cash flow in millions of EUR

	Q2		January to June
	2019	2020	2019	2020
Net cash provided by operating activities	390	558	404	701
Net capital expenditures	(215)	(247)	(435)	(446)
Purchase of intangible assets	(36)	(36)	(76)	(58)
Expenditures on development assets	(91)	(82)	(171)	(158)
Capital expenditures on property, plant and equipment	(116)	(130)	(219)	(236)
Proceeds from disposals of property, plant and equipment	28	1	30	6
Free cash flow	174	311	(32)	254

Philips statistics

Philips statistics

in millions of EUR unless otherwise stated

	2019				2020
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Sales	4,151	4,671	4,702	5,958	4,159	4,395
Comparable sales growth1)	2%	6%	6%	3%	(2)%	(6)%
Comparable order intake1)2)	2%	11%	3%	6%	24%	27%
Gross margin	1,888	2,125	2,155	2,707	1,845	1,831
as a % of sales	45.5%	45.5%	45.8%	45.4%	44.4%	41.7%
Selling expenses	(1,084)	(1,173)	(1,132)	(1,293)	(1,144)	(1,079)
as a % of sales	(26.1)%	(25.1)%	(24.1)%	(21.7)%	(27.5)%	(24.6)%
G&A expenses	(152)	(165)	(175)	(139)	(161)	(168)
as a % of sales	(3.7)%	(3.5)%	(3.7)%	(2.3)%	(3.9)%	(3.8)%
R&D expenses	(439)	(443)	(457)	(545)	(489)	(455)
as a % of sales	(10.6)%	(9.5)%	(9.7)%	(9.1)%	(11.8)%	(10.4)%
Income from operations	245	350	320	730	43	229
as a % of sales	5.9%	7.5%	6.8%	12.3%	1.0%	5.2%
Net income	162	246	208	556	39	210
Income from continuing operations attributable to shareholders3) per common share in EUR - diluted	0.18	0.27	0.22	0.60	0.05	0.23
Adjusted income from continuing operations attributable to shareholders3) per common share in EUR - diluted1)	0.29	0.42	0.46	0.82	0.18	0.35
EBITA1)	314	440	469	868	127	388
as a % of sales	7.6%	9.4%	10.0%	14.6%	3.1%	8.8%
Adjusted EBITA1)	364	549	583	1,066	244	418
as a % of sales	8.8%	11.8%	12.4%	17.9%	5.9%	9.5%
Adjusted EBITDA1)	576	776	816	1,335	495	670
as a % of sales	13.9%	16.6%	17.4%	22.4%	11.9%	15.2%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
2) The comparative figures have been restated for the realigned Order Intake Policy. Refer to the Forward-looking statements and other important information.
3) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2019.

Philips statistics

in millions of EUR unless otherwise stated

	2019				2020
	January-March	January-June	January-September	January-December	January-March	January-June	January-September	January-December
Sales	4,151	8,822	13,524	19,482	4,159	8,554
Comparable sales growth1)	2%	4%	5%	4%	(2)%	(4)%
Comparable order intake1)2)	2%	7%	6%	6%	24%	26%
Gross margin	1,888	4,013	6,168	8,875	1,845	3,676
as a % of sales	45.5%	45.5%	45.6%	45.6%	44.4%	43.0%
Selling expenses	(1,084)	(2,257)	(3,389)	(4,682)	(1,144)	(2,224)
as a % of sales	(26.1)%	(25.6)%	(25.1)%	(24.0)%	(27.5)%	(26.0)%
G&A expenses	(152)	(317)	(492)	(631)	(161)	(328)
as a % of sales	(3.7)%	(3.6)%	(3.6)%	(3.2)%	(3.9)%	(3.8)%
R&D expenses	(439)	(882)	(1,339)	(1,884)	(489)	(944)
as a % of sales	(10.6)%	(10.0)%	(9.9)%	(9.7)%	(11.8)%	(11.0)%
Income from operations	245	594	915	1,644	43	272
as a % of sales	5.9%	6.7%	6.8%	8.4%	1.0%	3.2%
Net income	162	409	616	1,173	39	249
Income from continuing operations attributable to shareholders3) per common share in EUR - diluted	0.18	0.46	0.68	1.27	0.05	0.28
Adjusted income from continuing operations attributable to shareholders3) per common share in EUR - diluted1)	0.29	0.71	1.16	1.98	0.18	0.53
EBITA1)	314	754	1,224	2,091	127	516
as a % of sales	7.6%	8.5%	9.1%	10.7%	3.1%	6.0%
Adjusted EBITA1)	364	914	1,497	2,563	244	662
as a % of sales	8.8%	10.4%	11.1%	13.2%	5.9%	7.7%
Adjusted EBITDA1)	576	1,352	2,169	3,503	495	1,166
as a % of sales	13.9%	15.3%	16.0%	18.0%	11.9%	13.6%
Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	910,810	902,417	898,029	890,974	887,579	891,301
Shareholders' equity per common share in EUR	13.54	13.19	13.76	14.14	13.66	12.29
Net debt : group equity ratio1)	25:75	28:72	27:73	24:76	28:72	31:69
Total employees of continuing operations	77,340	77,748	79,613	80,495	80,718	80,520
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
2) The comparative figures have been restated for the realigned Order Intake Policy. Refer to the Forward-looking statements and other important information.
3) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2019.

Forward-looking statements and other important information

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include: statements made about the strategy; estimates of sales growth; future Adjusted EBITA; future restructuring, acquisition-related and other costs; future developments in Philips’ organic business; and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to: changes in industry or market circumstances; economic and political developments; market and supply chain disruptions due to the COVID-19 outbreak; Philips’ increasing focus on health technology; the realization of Philips’ growth ambitions and results in growth geographies; successful completion of divestments such as the divestment of our Domestic Appliances businesses; lack of control over certain joint ventures; integration of acquisitions; securing and maintaining Philips’ intellectual property rights and unauthorized use of third-party intellectual property rights; compliance with quality standards, product safety laws and good manufacturing practices; exposure to IT security breaches, IT disruptions, system changes or failures; supply chain management; ability to create new products and solutions; attracting and retaining personnel; financial impacts from Brexit; compliance with regulatory regimes, including data privacy requirements; governmental investigations and legal proceedings with regard to possible anticompetitive market practices and other matters; business conduct rules and regulations; treasury risks and other financial risks; tax risks; costs of defined-benefit pension plans and other post-retirement plans; reliability of internal controls, financial reporting and management process. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see also the Risk management chapter included in the Annual Report 2019.

Third-party market share data

Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Use of non-IFRS information

In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-IFRS financial measures. These non-IFRS financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be used in conjunction with the most directly comparable IFRS measures. Non-IFRS financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is contained in this document. Further information on non-IFRS measures can be found in the Annual Report 2019.

Use of fair value information

In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data are not readily available, fair values are estimated using appropriate valuation models and unobservable inputs. Such fair value estimates require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in the Annual Report 2019. In certain cases independent valuations are obtained to support management’s determination of fair values.

Presentation

All amounts are in millions of euros unless otherwise stated. Due to rounding, amounts may not add up precisely to totals provided. All reported data is unaudited. Financial reporting is in accordance with the significant accounting policies as stated in the Annual Report 2019. Certain comparative-period amounts have been reclassified to conform to the current-year presentation.

Effective Q1 2020, Philips has simplified its order intake policy by aligning horizons for all modalities to 18 months to revenue, compared to previously used delivery horizons of 6 months for Ultrasound, 12 months for Connected Care and 15 months for Diagnosis & Treatment. At the same time, Philips has aligned order intake for software contracts to the same 18 months to revenue horizon, meaning that only the next 18 months conversion to revenue under the contract is recognized, compared to the full contract values recognized previously. This change eliminates major variances in order intake growth and better reflects expected revenue in the short term from order intake booked in the reporting period. Prior-year comparable order intake amounts have been restated accordingly. This realignment has not resulted in any material additional order intake recognition.

Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2019.

Market Abuse Regulation

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Philips semi-annual report 2020

Introduction

This report contains the semi-annual report of Koninklijke Philips N.V. (‘the Company’ or ‘Philips’), a company with limited liability, headquartered in Amsterdam, the Netherlands. The principal activities of the Company and its group companies (‘the Group’) are described in the Annual Report 2019. The semi-annual report for the six months ended June 30, 2020 consists of the semi-annual condensed consolidated financial statements, the semi-annual management report and responsibility statement by the Company’s Board of Management. The information in this semi-annual report is unaudited.

Responsibility statement

The Board of Management of the Company hereby declares that to the best of their knowledge, the semi-annual condensed consolidated financial statements for the six-month period ended June 30, 2020, which have been prepared in accordance with IAS 34 Interim Financial Reporting as endorsed by the EU, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole, and that the semi-annual management report for the six-month period ended June 30, 2020 gives a fair view of the information required pursuant to article 5:25d paragraph 8 and 9 of the Dutch Financial Markets Supervision Act (Wet op het Financieel toezicht).

Amsterdam, July 20, 2020

Board of Management

Frans van Houten

Abhijit Bhattacharya

Marnix van Ginneken

Management report Philips performance

Key data

in millions of EUR unless otherwise stated

	January to June
	2019	2020
Sales	8,822	8,554
Nominal sales growth	7%	(3)%
Comparable sales growth1)	4%	(4)%
Comparable order intake1)2)	7%	26%
income from operations	594	272
as a % of sales	6.7%	3.2%
Financial income and expenses, net	(28)	2
Investments in associates, net of income taxes	5	(4)
Income tax expenses	(141)	(14)
Net income from continuing operations	430	256
Discontinued operations, net of income taxes	(22)	(7)
Net income	409	249
Income from continuing operations attributable to shareholders3) per common share (in EUR) - diluted	0.46	0.28
Adjusted income from continuing operations attributable to shareholders3) per common share (in EUR) - diluted1)	0.71	0.53
Net income attributable to shareholders3) per common share (in EUR) - diluted	0.43	0.27
EBITA1)	754	516
as a % of sales	8.5%	6.0%
Adjusted EBITA1)	914	662
as a % of sales	10.4%	7.7%
Adjusted EBITDA1)	1,352	1,166
as a % of sales	15.3%	13.6%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
2) The comparative figures have been restated for the realigned Order Intake Policy. Refer to the Forward-looking statements and other important information.
3) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2019.

Amounts may not add up due to rounding.

  COVID-19 significantly affected Philips' results in the first half of 2020. Comparable sales declined by 4%. It is estimated that COVID-19 had a negative impact of around 8 percentage points. The Connected Care businesses recorded double-digit growth, which was more than offset by a mid-single-digit decline in the Diagnosis & Treatment businesses and a double-digit decline in the Personal Health businesses. Comparable sales in growth geographies showed a high-single-digit decline, with a double-digit decline in China and India. Mature geographies recorded a low-single-digit decline, with low-single-digit growth in Western Europe, which was more than offset by a low-single-digit decline in North America and a mid-single-digit decline in other mature geographies.
  Comparable order intake showed 26% growth, as the Connected Care businesses more than doubled their order intake, partly offset by a double-digit decline in the Diagnosis & Treatment businesses. On a geographic basis, growth geographies achieved double-digit growth, with double-digit growth in Russia & Central Asia and high-single-digit growth in China. Mature geographies recorded double-digit growth, with double-digit growth in North America, Western Europe and other mature geographies.
  Adjusted EBITA decreased by EUR 252 million and the margin decreased by 270 basis points compared to the first half of 2019. COVID-19 negatively impacted the Adjusted EBITA margin by around 3 percentage points.
  COVID-19 impacts represent management estimates including incremental direct costs, direct cost savings, lost gross margin, lower factory coverage and various cost mitigation efforts; none of these were treated as adjusting items in determining Adjusted EBITA.
  Amortization of acquired intangibles includes an impairment of EUR 92 million related to technology assets.
  Restructuring, acquisition-related and other charges amounted to EUR 146 million, compared to EUR 160 million in the first half of 2019. The first half of 2020 includes a EUR 101 million gain related to the release of a contingent consideration liability, charges of EUR 31 million related to a value adjustment of capitalized development costs, non-recurring inventory valuation charges of EUR 26 million resulting from a change in methodology enabled by the implementation of the integrated IT landscape, and EUR 9 million of separation costs related to the Domestic Appliances business. The first half of 2019 also included a gain related to the sale of the Photonics business in Germany and a charge related to a litigation provision.
  Financial income and expenses resulted in an income of EUR 2 million, compared to an expense of EUR 28 million in the first half of 2019. The first half of 2020 includes higher gains related to value adjustments of financial assets. This mainly represents the increase in value of one of our minority participations following the initial public offering of an underlying investment.
  Income taxes decreased by EUR 127 million year-on-year, mainly due to lower income in 2020, one-off non-cash benefits from a decrease in tax liabilities, and higher non-taxable results from participations.
  Net income decreased by EUR 160 million compared to the first half of 2019, resulting from lower earnings, partly offset by lower tax expense and lower net financial expenses.

Cash and cash equivalents balance

in millions of EUR

	January to June
	2019	2020
Beginning cash and cash equivalents balance	1,688	1,425
Free cash flow1)	(32)	254
Net cash flow from operating activities	404	701
Net capital expenditures	(435)	(446)
Other cash flow from investing activities	(32)	(122)
Treasury shares transactions	(882)	(141)
Changes in debt	728	893
Dividend paid to shareholders	(385)
Other cash flow items	6	(14)
Net cash flow discontinued operations	(14)	(1)
Ending cash and cash equivalents balance	1,077	2,294
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Net cash flows from operating activities increased by EUR 297 million, mainly due to lower cash outflows from working capital and lower tax paid.
  Other cash flows from investing activities mainly includes transactions related to acquisitions, divestments and minority investments. The first half of 2019 included the proceeds related to the sale of the Photonics business.
  Treasury shares transactions includes share repurchases for capital reduction purposes and for Long-Term Incentive and employee stock purchase plans.
  Changes in debt mainly includes the net proceeds related to bonds issued.
  The 2019 dividend, adopted during the June 26, 2020 Extraordinary General Meeting of Shareholders, was distributed in July 2020 fully in shares.

Composition of net debt to group equity1)

in millions of EUR unless otherwise stated

	December 31, 2019	June 30, 2020
Long-term debt	4,939	6,705
Short-term debt	508	591
Total debt	5,447	7,296
Cash and cash equivalents	1,425	2,294
Net debt	4,022	5,002
Shareholders' equity	12,597	10,952
Non-controlling interests	28	29
Group equity	12,625	10,981
Net Debt : group equity ratio1)	24:76	31:69
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  The increase in debt is mainly attributable to the issuance of bonds and forward contracts in relation to Philips' share buyback program..
  The decrease in shareholders' equity mainly relates to the declared stock dividend and forward contracts.

Performance per segment

Diagnosis & Treatment businesses

Key data

in millions of EUR unless otherwise stated

	January to June
	2019	2020
Sales	3,786	3,746
Sales growth
Nominal sales growth	8%	(1)%
Comparable sales growth1)	4%	(4)%
Income from operations	219	112
as a % of sales	5.8%	3.0%
EBITA1)	291	264
as a % of sales	7.7%	7.0%
Adjusted EBITA1)	362	282
as a % of sales	9.6%	7.5%
Adjusted EBITDA1)	493	423
as a % of sales	13.0%	11.3%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Comparable sales declined by 4%, due to the postponement of installations and elective procedures resulting from the COVID-19 outbreak. Diagnostic Imaging recorded low-single-digit sales growth, which was more than offset by a mid-single-digit decline in Ultrasound and a double-digit decline in Image-Guided Therapy.
  Comparable sales in growth geographies showed mid-single-digit growth, driven by double-digit growth in China. Mature geographies recorded a high-single-digit decline, with a low-single-digit decline in other mature geographies, a mid-single-digit decline in Western Europe and a high-single-digit decline in North America.
  Adjusted EBITA decreased by EUR 80 million, resulting in a margin of 7.5%, due to the decline in sales and an unfavorable mix.
  Amortization of acquired intangibles includes an impairment of EUR 92 million related to technology assets.
  Restructuring, acquisition-related and other charges to improve productivity were EUR 17 million, compared to EUR 70 million in the first half of 2019. The first half of 2020 includes a EUR 101 million gain related to the release of a contingent consideration liability and charges of EUR 31 million related to a value adjustment of capitalized development costs.

Connected Care businesses

Key data

in millions of EUR unless otherwise stated

	January to June
	2019	2020
Sales	2,175	2,427
Sales growth
Nominal sales growth	8%	12%
Comparable sales growth1)	2%	11%
Income from operations	95	214
as a % of sales	4.4%	8.8%
EBITA1)	165	281
as a % of sales	7.6%	11.6%
Adjusted EBITA1)	226	343
as a % of sales	10.4%	14.1%
Adjusted EBITDA1)	315	441
as a % of sales	14.5%	18.2%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Comparable sales growth was 11%, mainly driven by COVID-19-generated demand, with double-digit growth in Sleep & Respiratory Care and mid-single-digit growth in Monitoring & Analytics.
  Comparable sales in growth geographies showed double-digit growth, driven by double-digit growth in Latin America and China. Mature geographies recorded high-single-digit growth, with double-digit growth in Western Europe, mid-single-digit growth in other mature geographies and low-single-digit growth in North America.
  Adjusted EBITA increased by EUR 117 million, resulting in a margin of 14.1%, as additional investments to ramp up production were more than offset by operating leverage.
  Restructuring, acquisition-related and other charges were EUR 62 million, compared to EUR 61 million in the first half of 2019.

Personal Health businesses

Key data

in millions of EUR unless otherwise stated

	January to June
	2019	2020
Sales	2,646	2,207
Sales growth
Nominal sales growth	5%	(17)%
Comparable sales growth1)	5%	(16)%
Income from operations	333	84
as a % of sales	12.6%	3.8%
EBITA1)	347	94
as a % of sales	13.1%	4.3%
Adjusted EBITA1)	371	141
as a % of sales	14.0%	6.4%
Adjusted EBITDA1)	441	224
as a % of sales	16.7%	10.1%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Comparable sales declined by 16%, due to the COVID-19 outbreak, with a double-digit decline in Domestic Appliances, Personal Care and Oral Healthcare.
  Comparable sales in growth geographies showed a double-digit decline, with a double-digit decline in China. Mature geographies recorded a high-single-digit decline, with a mid-single-digit decline in Western Europe, a high-single-digit decline in North America and a double-digit decline in other mature geographies.
  Adjusted EBITA decreased by EUR 230 million, resulting in a margin of 6.4%, due to the decline in sales, partly offset by cost savings.
  Restructuring, acquisition-related and other charges were EUR 47 million, compared to EUR 23 million in the first half of 2019. The first half of 2020 includes non-recurring inventory valuation charges of EUR 26 million resulting from a change in methodology enabled by the implementation of the integrated IT landscape.

Other

Key data

in millions of EUR unless otherwise stated

	January to June
	2019	2020
Sales	216	174
Income from operations	(53)	(139)
EBITA1)	(49)	(124)
Adjusted EBITA1) of:	(45)	(104)
IP Royalties	111	83
Innovation	(90)	(95)
Central costs	(55)	(75)
Other	(10)	(17)
Adjusted EBITDA1)	103	78
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Sales decreased by EUR 42 million, mainly due to lower royalty income and the loss of revenue from the Photonics business following its divestment at the end of Q1 2019.
  Restructuring, acquisition-related and other charges were EUR 20 million, compared to EUR 4 million in the first half of 2019. The first half of 2020 also includes EUR 9 million of separation costs related to the Domestic Appliances business. The first half of 2019 also included a gain related to the sale of the Photonics business in Germany and a charge related to a litigation provision.

Condensed consolidated statements of income

In millions of EUR unless otherwise stated

	Q2		January to June
	2019	2020	2019	2020
Sales	4,671	4,395	8,822	8,554
Cost of sales	(2,546)	(2,564)	(4,810)	(4,878)
Gross margin	2,125	1,831	4,013	3,676
Selling expenses	(1,173)	(1,079)	(2,257)	(2,224)
General and administrative expenses	(165)	(168)	(317)	(328)
Research and development expenses	(443)	(455)	(882)	(944)
Other business income	19	107	96	110
Other business expenses	(14)	(7)	(59)	(18)
Income from operations	350	229	594	272
Financial income	41	77	88	110
Financial expenses	(60)	(57)	(116)	(108)
Investment in associates, net of income taxes	3	-	5	(4)
Income before taxes	334	249	571	270
Income tax expense	(74)	(36)	(141)	(14)
Income from continuing operations	260	213	430	256
Discontinued operations, net of income taxes	(13)	(3)	(22)	(7)
Net income	246	210	409	249
Attribution of net income
Income from continuing operations attributable to shareholders of Koninklijke Philips N.V.	256	212	429	253
Net income attributable to shareholders1)	243	208	407	246
Net income attributable to non-controlling interests	3	2	2	3
Earnings per common share
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands):
- basic	922,994	906,870	927,026	907,126
- diluted	931,755	914,273	937,288	915,645
Income from continuing operations attributable to shareholders1)
- basic	0.28	0.23	0.46	0.28
- diluted	0.27	0.23	0.46	0.28
Net income attributable to shareholders1)
- basic	0.26	0.23	0.44	0.27
- diluted	0.26	0.23	0.43	0.27
1) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2019.

Amounts may not add up due to rounding.

Condensed statement of comprehensive income

In millions of EUR

	Q2		January to June
	2019	2020	2019	2020
Net income for the period	246	210	409	249

Pensions and other post employment plans:
Remeasurement	-	-	1	-
Income tax effect on remeasurements	1	-	-	-

Financial assets fair value through OCI:
Net current-period change, before tax	54	4	57	1
Total of items that will not be reclassified to Income statement	55	4	57	1

Currency translation differences:
Net current-period change, before tax	(133)	(169)	84	(167)
Income tax effect on net current-period change	5	12	(1)	(1)
Reclassification adjustment for (gain) loss realized	4		4
Reclassification adjustment for (gain) loss realized, in discontinued operations	16		16

Cash flow hedges:
Net current-period change, before tax	3	(8)	(22)	25
Income tax effect on net current-period change	(3)	-	3	(11)
Reclassification adjustment for (gain) loss realized	9	7	15	20
Total of items that are or may be reclassified to Income Statement	(100)	(159)	98	(134)

Other comprehensive income (loss) for the period	(45)	(155)	155	(133)

Total comprehensive income (loss) for the period	201	55	564	115

Total comprehensive income attributable to:
Shareholders of Koninklijke Philips N.V.	197	53	561	113
Non-controlling interests	4	2	3	2

Amounts may not add up due to rounding.

Condensed consolidated balance sheets

In millions of EUR

	December 31, 2019	June 30, 2020
Non-current assets:
Property, plant and equipment	2,866	2,824
Goodwill	8,654	8,632
Intangible assets excluding goodwill	3,466	3,247
Non-current receivables	178	169
Investments in associates	233	225
Other non-current financial assets	248	395
Non-current derivative financial assets	1	2
Deferred tax assets	1,865	1,962
Other non-current assets	47	50
Total non-current assets	17,557	17,507

Current assets:
Inventories - net	2,773	3,193
Other current financial assets	1	-
Other current assets	476	610
Current derivative financial assets	38	50
Income tax receivable	177	125
Current receivables	4,554	3,693
Assets classified as held for sale	13	11
Cash and cash equivalents	1,425	2,294
Total current assets	9,459	9,976
Total assets	27,016	27,483

Equity:
Equity	12,597	10,952
Common shares	179	179
Reserves	652	517
Other	11,766	10,256
Non-controlling interests	28	29
Group equity	12,625	10,981

Non-current liabilities:
Long-term debt	4,939	6,705
Non-current derivative financial liabilities	124	120
Long-term provisions	1,603	1,476
Deferred tax liabilities	143	98
Non-current contract liabilities	348	359
Non-current tax liabilities	186	190
Other non-current liabilities	71	63
Total non-current liabilities	7,413	9,011

Current liabilities:
Short-term debt	508	591
Current derivative financial liabilities	67	44
Income tax payable	100	132
Accounts and notes payable	2,089	1,965
Accrued liabilities	1,632	1,440
Current contract liabilities	1,170	1,339
Short-term provisions	556	493
Dividend payable		781
Liabilities directly associated with assets held for sale	-	-
Other current liabilities	856	705
Total current liabilities	6,978	7,491
Total liabilities and group equity	27,016	27,483

Amounts may not add up due to rounding.

Condensed consolidated statement of cash flows

In millions of EUR

	January to June
	2019	2020
Cash flows from operating activities:
Net income (loss)	409	249
Results of discontinued operations - net of income tax	22	7
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation, amortization and impairment of fixed assets	601	779
Share-based compensation	51	75
Net gain on sale of assets	(73)	2
Interest income	(16)	(8)
Interest expense on debt, borrowings and other liabilities	87	81
Income taxes	141	14
Investments in associates, net of income taxes	-	2
Decrease (increase) in working capital:	(617)	(176)
Decrease (increase) in receivables and other current assets	351	634
Decrease (increase) in inventories	(363)	(563)
Increase (decrease) in accounts payable, accrued and other current liabilities	(605)	(247)
Decrease (increase) in non-current receivables, other assets and other liabilities	40	6
Increase (decrease) in provisions	44	(164)
Other items	(12)	6
Interest paid	(91)	(83)
Interest received	15	9
Dividends received from investments in associates	6	4
Income taxes paid	(205)	(102)
Net cash provided by (used for) operating activities	404	701
Cash flows from investing activities:
Net capital expenditures	(435)	(446)
Purchase of intangible assets	(76)	(58)
Expenditures on development assets	(171)	(158)
Capital expenditures on property, plant and equipment	(219)	(236)
Proceeds from sales of property, plant and equipment	30	6
Net proceeds from (cash used for) derivatives and current financial assets	(71)	(12)
Purchase of other non-current financial assets	(33)	(76)
Proceeds from other non-current financial assets	18	12
Purchase of businesses, net of cash acquired	(74)	(46)
Net proceeds from sale of interests in businesses, net of cash disposed of	128	1
Net cash provided by (used for) investing activities	(467)	(568)
Cash flows from financing activities:
Proceeds from issuance of (payments on) short-term debt	53	12
Principal payments on short-term portion of long-term debt	(122)	(150)
Proceeds from issuance of long-term debt	797	1,031
Re-issuance of treasury shares	29	25
Purchase of treasury shares	(911)	(166)
Dividend paid to shareholders of Koninklijke Philips N.V.	(385)
Dividend paid to shareholders of non-controlling interests	(1)	(1)
Net cash provided by (used for) financing activities	(541)	751

Net cash provided by (used for) continuing operations	(604)	884

Net cash provided by (used for) discontinued operations	(14)	(1)

Net cash provided by (used for) continuing and discontinued operations	(618)	883
Effect of change in exchange rates on cash and cash equivalents	7	(13)
Cash and cash equivalents at the beginning of the period	1,688	1,425
Cash and cash equivalents at the end of the period	1,077	2,294

For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items. Amounts may not add up due to rounding.

Condensed consolidated statement of change in equity

In millions of EUR

	Common shares	Currency translation differences	Fair value through OCI	Cash flow hedges	Capital in excess of par value	Retained earnings	Treasury shares at cost	Total shareholders' equity	Non-controlling interests	Total equity
		Reserves			Other
Balance as of December 31, 2018	185	739	(181)	(10)	3,487	8,266	(399)	12,088	29	12,117
IFRS 16 adjustment						(33)		(33)		(33)
Balance as of January 1, 2019	185	739	(181)	(10)	3,487	8,233	(399)	12,055	29	12,084
Total comprehensive income (loss)		101	57	(5)		407		561	3	564
Dividend distributed	2				319	(775)		(454)	(1)	(455)
Minority buy-out						(3)		(3)	(3)	(6)
Transfer of gain on disposal of equity investments at FVTOCI to retained earnings			(14)			14		-		-
Purchase of treasury shares							(317)	(317)		(317)
Re-issuance of treasury shares					(240)	18	240	18		18
Forward contracts						576	(576)	-		-
Share call options						13	(26)	(13)		(13)
Cancellation of treasury shares	(6)					(974)	980	-		-
Share-based compensation plans					54			54		54
Income tax share-based compensation plans					2			2		2
Balance as of June 30, 2019	181	841	(138)	(15)	3,623	7,510	(97)	11,904	28	11,932

Balance as of December 31, 2019	179	978	(303)	(24)	3,671	8,296	(201)	12,597	28	12,625
Total comprehensive income (loss)		(167)	1	34		246		113	2	115
Dividend declared						(781)		(781)	(1)	(783)
Minority buy-out
Transfer of gain on disposal of equity investments at FVTOCI to retained earnings			(2)			2
Purchase of treasury shares						-	(130)	(130)		(130)
Re-issuance of treasury shares					(144)	10	149	15		15
Forward contracts						(920)		(920)		(920)
Share call options						10	(27)	(17)		(17)
Cancellation of treasury shares	(1)					(151)	152
Share-based compensation plans					75			75		75
Income tax share-based compensation plans					-			-		-
Balance as of June 30, 2020	179	811	(304)	10	3,602	6,713	(58)	10,952	29	10,981

Amounts may not add up due to rounding.

Notes to the unaudited semi-annual condensed consolidated financial statements

Basis of preparation

These semi-annual condensed consolidated financial statements for the six-month period ended June 30, 2020 have been prepared in accordance with IAS 34 Interim Financial Reporting as endorsed by the EU.

The semi-annual condensed consolidated financial statements do not include all the notes of the type normally included in an annual financial report. Accordingly, these statements are to be read in conjunction with the Annual Report for the year ended December 31, 2019.

The semi-annual condensed financial statements are presented in euros, which is the presentation currency. Due to rounding, amounts may not add up to totals provided. Certain comparative-period amounts have been reclassified to conform to the current-year presentation.

Significant accounting policies

The significant accounting policies applied in these semi-annual condensed consolidated financial statements are consistent with those applied in the Annual Report 2019, except for the adoption of new standards and amendments to standards which are also expected to be reflected in the company's consolidated IFRS financial statements as at and for the year ending December 31, 2020. The new and amended standards did not have a material impact on the company's semi-annual condensed consolidated financial statements. The company has not early-adopted any standard, interpretation or amendment that has been issued but is not yet effective and endorsed.

COVID-19

COVID-19 affected the company’s results, balance sheet and cash flows presented in these semi-annual condensed consolidated financial statements. The impact of the pandemic on significant accounting matters is disclosed below. Other areas have also been impacted, but did not have a significant impact and are therefore not separately disclosed.

Use of estimates

In preparing these semi-annual condensed financial statements, IFRS requires management to make judgments, estimates and assumptions. As a result of the uncertainty associated with the nature of the COVID-19 pandemic, and in line with existing policies, the company regularly updates its significant assumptions and estimates to support the reported amounts of assets, liabilities, income and expenses. In relation to those areas of judgment and estimates as disclosed in the Annual Report 2019, those primarily impacted by COVID-19 include impairment tests, measurement of financial instruments and the fair value of acquired identifiable intangible assets, contingent consideration and investments based on an assessment of future cash flows. In addition, valuation of inventories has been identified as an area of significant judgment. A further discussion of these significant judgments and estimates is included below.

Other significant estimates and judgements made by management in applying the company’s accounting policies and the key sources of estimation uncertainty not mentioned in this note were the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2019.

Impairment testing

Impairment testing of goodwill and intangible assets not ready for use

Goodwill and intangible assets not yet ready for use are not amortized but are tested for impairment annually and whenever impairment indicators require such testing. For the Image-Guided Therapy cash-generating unit (CGU) and a number of other smaller CGUs, such indicators were identified as at June 30, 2020 because of deterioration in the economic environment or market in which these CGUs operate. Factors resulting from the pandemic that the company considered primarily included a decrease in demand and increased costs or business interruptions due to supply chain issues.

For those CGUs for which an impairment trigger was identified, an impairment test was performed at June 30, 2020. In determining the recoverable amounts, consideration was given to the uncertainties embedded in the discounted cash flow projections and the appropriateness of key assumptions used in light of the pandemic, which included increased uncertainties around forecasted revenues, higher volatility in applied discount rates and other factors. Further details on these impairment procedures and the results thereof are disclosed in Goodwill.

Impairment testing of non-financial assets other than goodwill, intangible assets not yet ready for use, inventories and deferred tax assets

Similarly to the above, for certain non-financial assets other than goodwill, intangible assets not yet ready for use, inventories and deferred tax assets, the changes in the economic environment provided an indicator that the carrying amount of the asset may not be recoverable. Uncertainties in the market and volatility in the financial markets resulted in increased sensitivity in both the value-in-use calculations as well as in determining the fair value less costs of disposal of such an asset. Further details on the results of these impairment procedures are disclosed in Intangible assets excluding goodwill.

Impairment testing of financial assets

The company recognizes an allowance for expected credit losses (ECLs) for trade receivables, contract assets, lease receivables and debt investments carried at fair value through Other comprehensive income (FVTOCI) and amortized cost. In line with the accounting policy disclosed in the Annual Report 2019, for all financial assets to which the company applies the simplified approach, an updated assessment was made on the lifetime ECL allowance. In addition, for those assets to which the company does not apply the simplified approach to measuring ECLs, an assessment was made whether a significant increase in credit risk was observed. In those instances, the allowance was updated to also reflect lifetime ECLs.

In making these assessments, all reasonable and supportable information was taken into account. Indicators identified included counterparties breaching their agreed payment terms, counterparties requesting extended payment terms or (partial) waivers and a deterioration of the credit rating of a counterparty. Because of these triggers, relevant financial assets were separately assessed and additional ECL allowances were accounted for in those cases where deemed necessary. The overall impact of the increase in the level of ECLs did not have a material impact on the company’s financial assets. The company further concluded that none of the agreed changes with counterparties resulted in a substantial modification of such instruments under IFRS 9 Financial instruments.

Fair values

Certain of the company’s financial instruments and other assets and liabilities are carried at fair value. The fair values included in these semi-annual condensed consolidated financial statements reflect market participant views and market data at the measurement date under current market conditions. This implies that due to the increased volatility and uncertainty in the financial markets, these fair values are subject to significant estimates, in particular for assets and liabilities for which the fair value is based on unobservable inputs (sometimes referred to as Level 3 measurements). Expectations around future cash flows, discount rates and other significant valuation inputs related to the asset or liability as at June 30, 2020 have become subject to a greater level of uncertainty. The fair values determined taking into account this increased uncertainty have been reflected in the Condensed consolidated balance sheets as per June 30, 2020.

Property, plant and equipment

In addition to what has been described above in terms of impairment testing of non-financial assets, the COVID-19 pandemic triggered a significant increase in demand for our products mainly in the Connected Care businesses. As a result, investments were made during the half-year ended June 30, 2020 to allow the company to meet this demand. These investments include, amongst others, additions to existing production lines, establishing new production lines and investing in company-specific tooling used in the supply chain. Assessing the useful life of these new investments includes a significant amount of judgment, due to the volatility in the demand forecast impacting the expected period over which these assets will be used. In certain cases, this has resulted in new machinery and installations being depreciated over a useful life that is less than three years. In addition, the volatility in markets in general increased the level of judgment involved in determining the residual values of certain of these assets.

Employee benefit accounting

COVID-19 affected the company’s long-term employee benefits, including defined-benefit plans. Volatility in the financial markets following the COVID-19 outbreak resulted in an increased volatility in key parameters used in determining these benefits, including discount rates, mortality rates, retention rates and other expectations supporting the actuarial calculations. For our funded defined-benefit plans, increased volatility in the fair values of the plan assets during the half-year ended June 30, 2020 meant further volatility in the net obligation.

We assessed whether the above volatility in assumptions resulted in a material change in the company’s balance sheet position for long-term employee benefits. Based on updated actuarial results, we concluded no material change occurred as at June 30, 2020.

Inventories

The company’s inventories are stated at the lower of cost or net realizable value. In determining the appropriate level of provision for obsolescence, changes in the aging of inventory items in certain businesses and markets due to COVID-19 were taken into account, primarily within the Personal Health businesses segment. In addition, current and potential excess stock levels were analyzed, incorporating revised expectations of future demand for these items. No material change in the provision for obsolescence was identified as a result of these procedures.

Due to the changes in demand and therefore production levels within several of our businesses, the company evaluated its standard cost prices, in particular in relation to the absorption of overhead costs and additional costs. The company assessed, based on currently available information, that the change in demand and production levels is not expected to be a sustained change and therefore the standard cost prices were not updated relating to those elements.

Taxes

In response to COVID-19, many governments have changed tax policies aimed at deferring tax filings and payments, providing tax relief, and offering financial assistance. The company assessed the impact of the legislative changes and concluded that apart from applied payment deferrals on corporate income taxes and other taxes/levies, there is no material impact.

Treasury and other financial risks

Philips is exposed to several types of financial risks. In terms of liquidity risk, the company has taken a number of different measures to manage this risk. Apart from the successful placement of EUR 1,000 million fixed-rate notes in March (of which EUR 500 million Sustainability Innovation notes), the company also completed the remainder of the EUR 1.5 billion share buyback program through individual forward contracts, with settlement dates extending into the second half of 2021. In addition, the 2019 Annual Incentive of the Board of Management was settled in shares instead of cash, and the Extraordinary General Meeting of Shareholders held on June 26, 2020 approved the distribution of the final dividend out of the profit of 2019 to be made in shares only. Overall, the company has a solid liquidity position and the company’s liquidity risk management procedures have not changed significantly because of COVID-19. No significant concentration risks have been identified as a result of COVID-19 and the company continues to have access to its existing lines of credit as disclosed in the Annual Report 2019.

In addition, Philips is exposed to other financial risks as disclosed in the Risk management note.

Seasonality

As reflected in the semi-annual management report, COVID-19 affected the company’s business results significantly during the six-month period ended June 30, 2020. Under normal economic conditions, the company’s sales are impacted by seasonal fluctuations, typically resulting in higher revenues and earnings in the second half-year. At Diagnosis & Treatment businesses and Connected Care businesses, sales are generally higher in the second half-year, largely due to the timing of new product availability and customers attempting to spend their annual budgeted allowances before the end of the year. At Personal Health businesses, sales are generally higher in the second half-year due to the holiday sales and events. The segment Other is generally not materially affected by seasonality; however the timing of intellectual property transactions causes variation over the year. With the continued uncertainty for the remainder of the year, we expect that the normal seasonality patterns will be affected.

Risk management

The Annual Report 2019 describes certain risk categories and risks (including risk appetite) which could have a material adverse effect on Philips’ financial position and results. Those categories and risks remain valid and should be read in conjunction with this semi-annual report.

Looking ahead to the second half of 2020, Philips continues to expect that disruption due to COVID-19 and its macro-economic effects will have a negative impact on its results of operations and on supply chains. It may also affect planned disposals consistent with Philips’ focus on health technology, including in relation to Philips’ Domestic Appliances business; the timing, terms, execution and proceeds of any such disposals are uncertain.

Also, financial markets are expected to continue to be highly volatile due to political and macroeconomic issues (such as, but not limited to, trade tariffs and sanctions) in most major regions, such as Europe (including continued uncertainty on the impact from Brexit), United States, China, Russia, Middle East & Turkey and Latin America. Geopolitical conflicts and criminal activity continue to drive increases in the number and severity of cyber-attacks in general. Like many other multinational companies, Philips is therefore inherently and increasingly exposed to the risk of cyber-attacks.

Philips operates in a highly regulated product safety and quality environment. Philips products and facilities are subject to regulation (e.g. EU Medical Devices Regulation) by various government and regulatory agencies (e.g. FDA (USA), NMPA (China), MHRA (UK), ASNM (France), BfArM (Germany), IGZ (Netherlands)). Philips is undertaking considerable efforts to improve quality and management systems in all of its operations, and to keep strengthening the quality and continuous improvement culture we have built up. The improvement actions in these areas will continue to affect the company’s results.

Additional risks not known to Philips, or currently believed not to be material, could later turn out to have a material impact on Philips’ business, objectives, revenues, income, assets, liquidity or capital resources.

Segment information

Sales and Adjusted EBITA1)

in millions of EUR unless otherwise stated

	January to June
	2019				2020
	sales	sales including intercompany	Adjusted EBITA1)		sales	sales including intercompany	Adjusted EBITA1)
				as a % of sales				as a % of sales
Diagnosis & Treatment	3,786	3,835	362	9.6%	3,746	3,797	282	7.5%
Connected Care	2,175	2,196	226	10.4%	2,427	2,447	343	14.1%
Personal Health	2,646	2,651	371	14.0%	2,207	2,214	141	6.4%
Other	216	255	(45)		174	215	(104)
Inter-segment eliminations		(114)				(118)
Philips Group	8,822	8,822	914	10.4%	8,554	8,554	662	7.7%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information

Reconciliation of Net income to Adjusted EBITA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
January to June 2020
Net income	249
Discontinued operations, net of income taxes	7
Income tax expense	14
Investments in associates, net of income taxes	4
Financial expenses	108
Financial income	(110)
Income from operations	272	112	214	84	(139)
Amortization of acquired intangible assets	244	152	67	10	15
EBITA	516	264	281	94	(124)
Restructuring and acquisition-related charges	32	(19)	25	21	5
Other items	114	36	37	26	15
Adjusted EBITA	662	282	343	141	(104)

January to June 2019
Net income	409
Discontinued operations, net of income taxes	22
Income tax expense	141
Investments in associates, net of income taxes	(5)
Financial expenses	116
Financial income	(88)
Income from operations	594	219	95	333	(53)
Amortization of acquired intangible assets	160	72	70	14	4
EBITA	754	291	165	347	(49)
Restructuring and acquisition-related charges	153	63	34	23	31
Other items	7	7	27	-	(27)
Adjusted EBITA	914	362	226	371	(45)

Sales and tangible and intangible assets

in millions of EUR

	sales1)		tangible and intangible assets2)
	January to June		December 31,	June 30,
	2019	2020	2019	2020
Netherlands	263	262	2,148	2,022
United States	3,070	3,063	9,864	9,856
China	1,260	1,107	340	321
Japan	590	567	550	549
Germany	458	500	308	306
United Kingdom	211	231	611	550
France	217	201	46	48
Other countries	2,754	2,624	1,119	1,050
Philips Group	8,822	8,554	14,986	14,702
1) Sales are reported based upon country of destination
2) Includes Property, plant and equipment, Goodwill and Intangibles assets excluding goodwill

As required by IFRS 8, Operating Segments are Diagnosis & Treatment businesses, Connected Care businesses and Personal Health businesses, each being responsible for the management of its business worldwide. More segment information can be found in Note 2 Information by segment and main country in the Annual Report 2019.

Acquisitions and divestments

Acquisitions

Philips completed one acquisition during the six months ended June 30, 2020. The acquisition involved a net cash outflow of EUR 28 million and resulted in an increase in Goodwill and Other intangible assets of EUR 19 million and EUR 15 million respectively. These amounts are subject to final purchase price allocation.

Divestments

As part of the strategic pivot to a health technology-focused portfolio, Philips announced in January 2020 that it is reviewing options for future ownership of its Domestic Appliances business within Personal Health. Philips is in the process of separating this business into its own legal structure within the Philips Group, which is expected to be completed in 2021. No divestments were completed in the first six months of 2020.

Goodwill

Goodwill decreased by EUR 22 million in the six months ended June 30, 2020, primarily as a result of currency translation differences of EUR 59 million, offset by an increase of EUR 37 million due to new acquisitions and changes made in the provisional opening balance sheet position for certain 2019 acquisitions. For details on the impact of new acquisitions, refer to Acquisitions and divestments of this document.

Goodwill increased by EUR 112 million in the six months ended June 30, 2019 as a result of currency translation differences of EUR 53 million and EUR 59 million due to new acquisitions and changes made in the provisional opening balance sheet position for certain acquisitions.

Goodwill is tested for impairment annually in the fourth quarter and whenever impairment indicators require. For the Image-Guided Therapy (IGT) cash-generating unit (CGU) and a number of smaller other CGUs we identified such indicators as at 30 June 2020. The total amount of goodwill tested for impairment amounts to EUR 3,695 million, of which EUR 2,664 million relates to the IGT CGU. The Q2 2020 IGT goodwill impairment test used compound sales growth rates of 7.9% (initial forecast period) and 6.7% (extrapolation period) and 2.5% (terminal period). A pre-tax discount rate of 9.0% was applied.

The basis of the recoverable amount used in the Q2 2020 impairment tests for the CGUs tested is the value in use. The methodology is in line with annual tests performed in 2019. Careful consideration was given to the uncertainties around the current economic environment. These uncertainties and the current economic environment were reflected through updated initial forecast period assumptions utilized in the tests. In the impairment tests performed in Q2 2020, the estimated recoverable amounts of the CGUs tested equaled or exceeded the carrying value of the units, therefore no impairment loss was recognized.

As disclosed in Annual Report 2019, the Population Health Management (PHM) CGU remains sensitive to fluctuations in the assumptions. The PHM goodwill impairment test of Q2 2020 used compound sales growth rates of 13.3% (initial forecast period) and 10.4% (extrapolation period), which is above past performance and market growth given the start-up nature of this business. A pre-tax discount rate of 10.4% was applied. Any downward trend is likely to cause the recoverable amount to fall below the level of its carrying value. The goodwill allocated to PHM at June 30, 2020 amounts to EUR 175 million.

The results of the impairment tests of other tested CGUs indicate that a reasonably possible change in key assumptions would not cause the value in use to fall to the level of the carrying value.

Intangible assets excluding goodwill

Intangible assets excluding goodwill decreased by EUR 219 million in the six months ended June 30, 2020, primarily as a result of amortization and impairments of EUR 423 million (six months ended June 30, 2019: EUR 310 million) and translation differences, offset by additions and acquisitions of EUR 235 million (six months ended June 30, 2019: EUR 268 million). The impairments of 2020 amount to EUR 142 million and mainly relate to technology (EUR 105 million) and product development construction in progress (EUR 27 million). The most notable impairment is within the Diagnosis & Treatment businesses (EUR 92 million) as a result of revisions to the forecast.

For details on the impact of new acquisitions, refer to Acquisitions and divestments of this document.

Other financial assets

Other non-current financial assets

In the first half of 2020, Other non-current financial assets increased by EUR 146 million, from EUR 248 million as of December 31, 2019 to EUR 395 million as of June 30, 2020, mainly reflecting fair value adjustments through profit and loss (FVTPL) and new investments made during that period. The fair value gains related to investments in financial assets amounted to EUR 82 million, and new investments were made for EUR 85 million.

Equity

As of June 30, 2020, the issued and fully-paid share capital consists of 892,972,803 common shares, each share having a par value of EUR 0.20, and the total number of treasury shares amounted to 1,672,115, which were purchased at an average price of EUR 34.95 per share.

On June 26, 2020, the Extraordinary General Meeting of Shareholders approved a dividend of EUR 0.85 per common share, in shares only. The dividend was settled in July through the issuance of 18,080,198 new common shares. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2019.

During the first six months of 2020, a total of 4,311,000 treasury shares were delivered as a result of restricted share deliveries, performance share deliveries and stock option exercises.

In the first six months of 2020, a total of 714,648 shares were acquired in connection with Philips' Long-Term Incentive (LTI) Program through the unwinding of call options which were previously acquired to cover LTI commitments. During the first half of 2020 the company unwound 272,886 EUR-denominated and 441,762 USD-denominated call options against the transfer of the same number of shares (714,648 shares) and an additional EUR 17 million cash payment to the buyer of the call options. As of June 30, 2020, the number of outstanding EUR-denominated options was 895,714 and the number of outstanding USD-denominated options was 685,820. In the first six months of 2020, in order to hedge commitments under share-based compensation plans, Philips entered into forward contracts for a total of 5,000,000 shares with settlement dates between October 2021 and November 2022.

In the first six months of 2020, a total of 3,318,211 shares were acquired as part of the share-buy back program for capital reduction purposes. In addition, Philips entered into forward contracts for a total of 20,476,023 shares with settlement dates between June and December 2021.

Furthermore, there was a cancellation of 3,809,675 shares with a cost price of EUR 152 million.

Debt

As of June 30, 2020, Philips had total debt of EUR 7,296 million, an increase of EUR 1,849 million compared to December 31, 2019. The majority of the debt consisted of EUR 4,550 million of public EUR and USD bonds with a weighted average interest rate of 2.59%, EUR 1,108 million of forward contracts as further explained below and EUR 1,331 million of lease liabilities.

Long-term debt was EUR 6,705 million, an increase of EUR 1,766 million, and short-term debt was EUR 591 million, a decrease of EUR 83 million compared to December 31, 2019.

In March 2020, Philips issued a EUR 500 million fixed-rate bond due in 2025 with a coupon rate of 1.375%, and a EUR 500 million fixed-rate bond due in 2030 with a coupon rate of 2.000%.

In the first half of 2020, a total amount of EUR 745 million of forward contracts was purchased to complete the remainder of the EUR 1.5 billion share buyback program announced on January 29, 2019. The majority of the share buyback forward contracts will be settled in the second half of 2021.

In the first half of 2020, Philips also purchased a total amount of EUR 174 million of forward contracts related to the Long-Term Incentive and employee stock purchase plans. These forward contracts will be settled in the last quarter of 2021 and 2022.

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Contingent liabilities

Guarantees

Philips’ policy is to provide guarantees and other letters of support only in writing. Philips does not stand by other forms of support. Remaining off-balance-sheet business and performance-related guarantees provided on behalf of third parties and associates decreased by EUR 2 million during the first half of 2020 to EUR 19 million.

Legal proceedings

Royal Philips and certain of its group companies and former group companies are involved as a party in legal proceedings, including regulatory and other governmental proceedings, including discussions on potential remedial actions, relating to such matters as competition issues, intellectual property, commercial transactions, product liability, participations and environmental pollution. While it is not feasible to predict or determine the ultimate outcome of all pending or threatened legal proceedings, regulatory and governmental proceedings, Philips is of the opinion that the cases described below may have, or have had in the recent past, a significant impact on its consolidated financial position, results of operations and cash flows. For information regarding legal proceedings in which Philips is involved, please refer to the Annual Report 2019.

Significant developments regarding legal proceedings that have occurred since the publication of the Annual Report 2019 are described below:

Civil litigation

In the CRT-related civil antitrust litigation, the United States District Court for the Northern District of California granted final approval of the revised settlement agreement with the Indirect Purchaser class on July 13, 2020. The decision is subject to appeal. Outside the United States, Philips reached a further settlement in the first half of 2020, leaving one lawsuit pending in the UK, two in Germany, two in the Netherlands and one in Israel. The settlement reached had no material impact on Philips’ results in the first half of 2020. For a number of the remaining CRT-related civil antitrust actions, Philips recorded a provision based on settlement interactions with the plaintiffs in these cases.

Compliance matters

The public prosecution service in Rio de Janeiro and representatives from the Brazilian antitrust authority CADE are conducting an investigation into tender irregularities in the medical device industry in Brazil. Philips is one of a number of companies involved in the investigation, and in July 2018 the Brazilian authorities visited the Philips site in São Paulo to obtain documentation in connection with the investigation. The company has been conducting an internal investigation into the matter and is discussing the results with the public prosecution service with a view to come to a resolution. Based on the progress made in these discussions, Philips recorded a provision. The provision has no material impact on Philips’ results in the first half of 2020.

The previously reported discussions with the US Securities and Exchange Commission (SEC) and US Department of Justice (DoJ), focusing on compliance matters in Brazil and China, are ongoing.

Given the uncertain nature of the relevant events and liabilities, it is not practicable to provide information on the estimate of the financial effect, if any, or timing. The outcome of the uncertain events could have a material impact on the company’s consolidated financial position, results of operations and cash flows.

Fair value of financial assets and liabilities

The estimated fair value of financial instruments has been determined by the company using available market information and appropriate valuation methods. The estimates presented are not necessarily indicative of the amounts that will ultimately be realized by the company upon maturity or disposal. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts.

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

Philips Group

Fair value of financial assets and liabilities

in millions of EUR

	carrying amount	estimated fair value1)	Level 1	Level 2	Level 3
Balance at June 30, 2020
Financial assets
Carried at fair value:
Debt instruments	190	190			190
Equity instruments	5	5	5
Other financial assets	36	36		31	5
Financial assets carried at FVTPL	231	231	5	31	195
Debt instruments	27	27		26	-
Equity instruments	99	99	11	-	88
Current financial assets	-	-	-		-
Receivables - current	56	56			56
Financial assets carried at FVTOCI	181	181	11	26	144
Derivative financial instruments	52	52		52
Financial assets carried at fair value	464	464	17	109	339

Carried at (amortized) cost:
Cash and cash equivalents	2,294
Loans and receivables
Current loans receivables	-
Other non-current financial assets	39
Receivables - current	3,637
Receivables - non-current	169
Financial assets carried at (amortized) cost	6,138
Total financial assets	6,602

Financial liabilities
Carried at fair value:
Contingent consideration	(255)	(255)			(255)
Financial liabilities carried at FVTPL	(255)	(255)			(255)
Derivative financial instruments	(164)	(164)		(164)
Financial liabilities carried at fair value	(419)	(419)		(164)	(255)

Carried at (amortized) cost:
Accounts payable	(1,965)
Interest accrual	(37)
Debt (corporate bonds and leases)	(5,880)	(6,596)	(5,265)	(1,331)
Debt (excluding corporate bonds and leases )	(1,416)
Financial liabilities carried at (amortized) cost	(9,298)
Total financial liabilities	(9,717)
1) For Cash and cash equivalents, Loans and receivables, Accounts payable, interest accrual and Debt (excluding corporate bonds and leases), the carrying amounts approximate fair value mainly because of the short maturity of these instruments, and therefore fair value information is not included in the table above.

Philips Group

Fair value of financial assets and liabilities

in millions of EUR

	carrying amount	estimated fair value1)	Level 1	Level 2	Level 3
Balance as of December 31, 2019
Financial assets
Carried at fair value:
Debt instruments	92	92			92
Equity instruments	7	7	7
Other financial assets	37	37		31	6
Financial assets carried at FVTPL	136	136	7	31	98
Debt instruments	28	28		27	-
Equity instruments	45	45	8		37
Current financial assets	-	-
Receivables - current	77	77			77
Financial assets carried at FVTOCI	150	150	8	27	114
Derivative financial instruments	39	39		39
Financial assets carried at fair value	324	324	15	97	212

Carried at (amortized) cost:
Cash and cash equivalents	1,425
Loans and receivables
Current loans receivables	1
Other non-current financial assets	40
Receivables - current	4,476
Receivables - non-current	178
Financial assets carried at (amortized) cost	6,121
Total financial assets	6,445

Financial liabilities
Carried at fair value:
Contingent consideration	(354)	(354)			(354)
Financial liabilities carried at FVTPL	(354)	(354)			(354)
Derivative financial instruments	(191)	(191)		(191)
Financial liabilities carried at fair value	(544)	(544)		(191)	(354)

Carried at (amortized) cost:
Accounts payable	(2,089)
Interest accrual	(38)
Debt (corporate bonds and leases)	(4,943)	(5,500)	(4,119)	(1,381)
Debt (excluding corporate bonds and leases)	(504)
Financial liabilities carried at (amortized) cost	(7,574)
Total financial liabilities	(8,118)
1) For Cash and cash equivalents, Loans and receivables, Accounts payable, interest accrual and Debt (excluding corporate bonds and leases), the carrying amounts approximate fair value mainly because of the short maturity of these instruments, and therefore fair value information is not included in the table above.

As part of the EPD acquisition, Philips may be required to pay additional consideration to former shareholders if specified future events occur or conditions are met, such as the achievement of certain regulatory milestones or the achievement of certain commercial milestones. The fair value of this contingent consideration liability is updated each period using a probability-weighted approach to estimate the achievement of future regulatory and commercial milestones and discount rates ranging from 1 to 3%. In Q2 2020, revisions to EPD’s forecast due to delays in commercialization caused by the need to do more work on the maturity of the technology, resulted in a EUR 101 million decrease in the fair value of the respective contingent consideration liability and is reflected in Other business income in the condensed consolidated statements of income. The fair value measurement is based on management’s estimates and assumptions and hence classified as Level 3 in the fair value hierarchy. A sensitivity analysis of the EPD contingent consideration liability at June 30, 2020 shows that if the probability of success for every milestone increased by 10 percentage points, with all other variables (including foreign exchange rates) held constant, the fair value of the liability would increase by approximately 4%. Similarly, a decrease in the probability of success for every milestone by 10 percentage points would reduce the fair value by approximately 5%. If the discount rates were to increase instantaneously by 100 basis points from the assumption at June 30, 2020, with all other variables (including foreign exchange rates) held constant, the fair value of the liability would decrease by approximately 3%, while a decrease in the discount rates of 100 basis points would increase the fair value by approximately 3%.

The table below shows the reconciliation from the opening balance to the closing balance for Level 3 fair value measurements.

Reconciliation of the Level 3 fair value hierarchy

in millions of EUR

	Financial assets	Financial liabilities

Balance as of December 31, 2019	212	354
Acquisitions		0
Purchase	82
Sales/redemptions	(8)
Utilizations		(12)
Recognized in profit and loss:
Other business income and expenses		(91)
Financial income and expenses	81	4
Recognized in other comprehensive income1)	(4)	(1)
Receivables held to collect and sell	(24)
Balance as of June 30, 2020	339	255
1) Includes translation differences

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